United States Securities and Exchange Commission

                             Washington, D.C. 20549



                                    Form 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2003
                                             -----------------

                                       or
                                       --

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



                  For the transition period from _____ to ____



                        Commission file number 001-11 001
                                               ----------


                          Citizens 401(k) Savings Plan
                          ----------------------------
                            (Full title of the Plan)



                         Citizens Communications Company
                         -------------------------------
                                3 High Ridge Park
                                -----------------
                                  P.O. Box 3801
                                  -------------
                               Stamford, CT 06905
                               ------------------

                     (Name of issuer of the securities held
                      pursuant to the Plan and the address
                       of its principal executive offices)

                          Citizens 401(k) Savings Plan

                 Financial Statements and Supplemental Schedules

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)


                          CITIZENS 401(k) SAVINGS PLAN



                                Table of Contents



                                                                                                                  Page
                                                                                                                  ----

Report of Independent Registered Public Accounting Firm                                                             1

Financial Statements:

     Statements of Net Assets Available for Benefits - December 31, 2003 and 2002                                   2

     Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2003                 3

Notes to Financial Statements                                                                                    4-11

Supplemental Schedules:*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2003                           12

Signature                                                                                                          13

Consent of Independent Registered Public Accounting Firm                                                           14






            * Schedules required by Form 5500 that are not applicable
                             have not been included

             Report of Independent Registered Public Accounting Firm



To Citizens Communications Company,
The Plan Administrator of the Citizens 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Citizens 401(k) Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, schedule of assets (Held at End of Year), for the year ended December 31, 2003 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                          /s/ KPMG LLP



New York, New York
June 28, 2004



                          CITIZENS 401 (k) SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002


                                                                             2003                  2002
                                                                      -------------------   -------------------
Assets:
     Investments (note 3):
        Citizens Communications Company common stock                  $    61,453,615        $   60,119,769
        Global Crossing common stock                                           31,887                26,537
        Mutual funds                                                       97,779,502            58,521,443
        Collective trusts                                                 114,181,713            86,039,828
        Guaranteed investment contracts                                             -             5,262,731
        Participant loans                                                  12,705,062             8,348,562
        Brokerage accounts                                                     85,446                     -
        Money market fund                                                       8,836                     -
                                                                      ----------------       ----------------
                 Total investments                                        286,246,061           218,318,870
     Receivables:
        Employer contributions                                                612,502               121,075
        Participant contributions                                             877,547               383,518
                                                                      ----------------       ----------------
                 Total receivables                                          1,490,049               504,593
                                                                      ----------------       ----------------

                 Net assets available for benefits                    $   287,736,110        $  218,823,463
                                                                      ================       ================


                 See accompanying notes to financial statements.



                          CITIZENS 401 (k) SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2003



Additions to net assets attributed to:                                          2003
                                                                         -----------------
     Investment income:
        Dividends                                                      $        4,439,524
        Interest                                                                  665,659
        Net appreciation in fair value of investments (note 3)                 38,322,086
                                                                         -----------------
                                                                               43,427,269
                                                                         -----------------
     Contributions:
        Participant                                                            24,954,509
        Employer                                                                9,765,687
        Rollover (note 1)                                                      39,452,886
                                                                         -----------------
                                                                               74,173,082
                                                                         -----------------
                 Total additions                                              117,600,351
                                                                         -----------------
Deductions to net assets attributed to:
     Benefits paid to participants                                            (35,042,270)
     Rollover (note 1)                                                        (13,645,294)
     Miscellaneous expenses                                                          (140)
                                                                         -----------------
                 Total deductions                                             (48,687,704)
                                                                         -----------------
Net increase in assets available for benefits                                  68,912,647
Net assets available for benefits:
     Beginning of year                                                        218,823,463
                                                                         -----------------
     End of year                                                       $      287,736,110
                                                                         =================


                 See accompanying notes to financial statements.

                          Citizens 401(k) Savings Plan

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(1)  Description of the Plan

     General

     The following description of the Citizens 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

       (a)     Background

               The Plan is a voluntary defined contribution plan sponsored by Citizens Communications Company (the "Company"). Under the terms of the Plan, employees (other than Frontier union employees) who have attained six months through June 30, 2001 or three months subsequent to July 1, 2002 of continuous service are eligible to participate in the Plan. Frontier union employees covered by collective bargaining agreements, except for temporary, summer, and leased employees, are eligible to participate in the Plan on the first day of the month coincident with or next following his/her completion of 30 days of employment. At December 31, 2003 there were 6,900 employees eligible to participate in the Plan and 5,583 active employees participating in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

               Effective January 1, 2002, the Company adopted "good faith" Economic Growth and Tax Relief Reconciliation Act amendments to the Plan and to the Frontier Union 401(k) Savings Plan. Effective December 31, 2002, the Frontier Union 401(k) Savings Plan was merged into the Plan. The Plan was amended and restated, effective January 1, 2003 (except as otherwise provided in the Plan), to reflect such merger, to reflect the introduction of Supplemental Profit Sharing Matches, and to reflect various administrative changes to the Plan. On January 2, 2003, the balances of the participant accounts of those employees in the amount of $39,452,866 were rolled over into the Citizens 401(k) Saving Plan.

               On August 8,  2003,  the  Company  completed  the sale of The Gas
               Company  of  Hawaii  division  to  K-1  USA  Ventures,   Inc.  In
               conjunction with the sale, the balances of participant accounts of those employees in the amount of $6,933,199 were rolled over to buyer's retirement plan.

               On August 11, 2003, the Company completed the sale of its Arizona gas and electric divisions to UniSource Energy Corporation. In conjunction with the sale, the balances of participant accounts of those employees in the amount of $5,986,061 were rolled over to buyer's retirement plan.

       (b)     Contributions

               Eligible employees (other than Frontier union employees) may contribute, in 1% increments, up to 50% of their annual eligible compensation through payroll deductions, subject to certain maximum contribution restrictions. Prior to January 1, 1992, participants had an option to elect life insurance coverage as an investment vehicle. Beginning January 1, 1992, such option was discontinued, except that participants who had elected life insurance coverage prior to January 1, 1992 could continue to make specific dollar allocations to purchase additional life insurance coverage. As of December 31, 2003, all life insurance policies were transferred out of the Plan.

               Eligible Frontier union employees covered by collective bargaining agreements may contribute in 1% increments, up to 50% of their annual eligible compensation in elective pre-tax deferrals through payroll deductions, subject to certain maximum contribution restrictions. In addition, a participant may elect to make after-tax contributions in 1% increments, of their annual elibible compensation through payroll deductions up to (i) 50% reduced by (ii) the percentage of eligible compensation with respect to elective pre-tax deferrals.

               All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (the "Code"). No matching contributions shall be made with respect to a Participant's catch-up contributions.

               The Company, at its sole discretion, may amend its contribution to the Plan. The Company contribution for the 2003 Plan year amounted to 50% of up to the first 6% of each Participant's eligible compensation that a non-bargaining participant contributes to the Plan. Company contributions for participants covered by collective bargaining agreements are determined based on the terms of those agreements. Through April 30, 2002, the Company contributions were invested entirely in the Citizens Communications Company stock fund unless a participant was age 55 or older in which case the participant could have elected to have the Company contribution invested in investments at his/her own discretion. In addition, at age 55 a participant can request to transfer previous Company contributions invested in the above common stock fund to other investment options.

               For Frontier union employees covered by collective bargaining agreements, the Company may contribute Employer Fixed Contributions, Employer Matching Contributions or Employer Profit Sharing Contributions (as defined by the Plan). Participants should refer to their respective bargaining agreements for Employer Fixed Contribution requirements. The Employer Matching Contributions are equal to 100% of the first 3% of a participant's compensation that he/she elects to contribute to the Plan. The Company may make Employer Profit Sharing Contributions depending on the terms of the relevant collective bargaining agreement.

               As of May 1, 2002, the Company contribution for non-union and certain union participants is no longer exclusively allocated to Citizens Communications Company common stock. The Company contributions for these participants made subsequent to May 1, 2002 are allocated to Plan investments following the same method of allocation as that for participant-directed investments. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors contingent upon the Company's exceeding financial targets. No discretionary contributions were made for the years ended December 31, 2003 and 2002.

       (c)     Participant Accounts

               Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings or losses. Allocations are based on each participant's contribution, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

       (d)     Vesting

               Participants are vested immediately in their contributions plus the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, attainment of normal retirement age or after five years of service. Except as otherwise noted, for any other termination of employment, the vesting schedule is as follows:

                                                        Vested percentage of
                                                      Company contribution and
                Years of service                          related earnings
-------------------------------------------------    ---------------------------

Less than 2 years                                                0%
2 years but less than 3 years                                   40%
3 years but less than 4 years                                   60%
4 years but less than 5 years                                   80%
5 years or more                                                100%

               Frontier  union  employees   covered  by  collective   bargaining
               agreements are immediately 100% vested in all contributions and allocated earnings thereon.

       (e)     Participant Loans

               Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions, after tax, and are credited to each Participant's account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan. In the event of termination of employment, a participant's loan may be repaid in full or the loan will be canceled and the participant's final distribution will be reduced by the amount of the outstanding loan balance.

       (f)     Payment of Benefits

               Inactive participants do not have the option to keep any portion of their account in the Plan beyond the attainment of age 70 1/2. Participants still employed by the Company at age 70 1/2, must take a full distribution of their balances on or before April 1st of the calendar year after they retire.

               Upon termination of employment, a participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating participant's vested account balance exceeds $5,000, the participant may elect to defer his/her distribution.

       (g)     Forfeitures

               For the year ended December 31, 2003 forfeited nonvested Company contributions totaled $335,368. These amounts are generally used to reduce the obligation of the Company to make contributions to the Plan and defray administrative costs. For the year ended December 31, 2003, $31,766 of forfeited nonvested Company contributions were used to fund Plan administrative expenses, the remainder of forfeited nonvested Company contributions was used to fund the Company match.

       (h)     Administrative Costs

               The majority of Plan administrative costs are paid by Participants through investment management fees. Plan administrative expenses for the year ended December 31, 2003 were $73,981. The 2003 Plan Expense Reimbursement Agreement (PERA) allowance available to offset administrative costs was $42,215. Citizens used plan forfeitures to pay the remaining amount of $31,766. Plan administrative expenses for the year ended December 31, 2002 were $56,942. The 2002 PERA allowance available to offset administrative costs was $52,210. The Company paid the remaining amount of $4,732.

       (i)     Investments

               The Plan offered the following investment options as of December 31, 2003:

                        Citizens Communications Company Common Stock
                        PIMCO Total Return Fund, Admin. Shares
                        PIMCO Long Term U.S. Government Fund, Admin.
                        Dreyfus New Leaders Fund A
                        J.P. Morgan Mid Cap Value Fund A
                        MSIF Small Company Growth Fund, B
                        MSIF U.S. Real Estate Fund, B
                        Putnam International Equity Fund
                        Putnam Voyager Fund
                        Putnam Asset Allocation - Balanced Fund
                        Putnam Asset Allocation - Growth Fund
                        Putnam Asset Allocation - Conservative Fund
                        Stable Value Fund
                        Putnam S & P 500 Index Fund
                        One Group Mid Cap Growth Fund
                        Van Kampen Growth and Income Fund
                        Harris Direct Brokerage Gateway


               The Plan has investments in Global Crossing common stock as a result of the transfer of net assets from the Frontier Savings Plan to the Plan. The Plan trustee will continue to hold such shares in trust for the benefit of the previous Global Crossing employees until such time as any such employee elects to dispose of his or her shares based upon the Stock Purchase Agreement. However, the Plan does not permit the participants to otherwise invest in Global Crossing common stock, whether with additional contributions made into the Plan, reallocation of other assets of a participant's account, or otherwise. On January 28, 2002, Global Crossing filed for bankruptcy. The value of the Plan's investment in Global Crossing common stock has declined significantly since December 31, 2001. As of December 9, 2003, Global Crossing common stock was delisted.

               Effective July 1, 2003, the Plan added ten new investment choices and eliminated three investment choices increasing to 17 the investment fund choices available to Plan participants.

(2) Summary of Significant Accounting Policies

       (a)     Basis of Accounting

               The financial statements of the Plan are prepared under the accrual method of accounting.

       (b)     Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. The preparation of these financial statements also requires the use of plan administrator estimates. Actual results may differ from these estimates.

       (c)     Investments

               The Plan's investments are stated at fair value, except for guaranteed investment contracts, which are valued at contract value as they are benefit responsive contracts. The investments in guaranteed investment contracts are stated at cost, which approximates fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Investments in collective trusts are valued at fair value based on the underlying net assets of the trust as reported by the sponsor of the collective trust. Common stock is valued at its quoted market price as of the end of the Plan year. Participant notes receivable are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments during 2003 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Plan as of December 31, 2003.

               Purchases  and sales of  securities  are recorded on a trade-date
               basis.   Interest  income  is  recorded  on  the  accrual  basis.
               Dividends are recorded on the dividend date.

       (d)     Benefits Paid

               Benefits are recorded when paid.

       (e)     Risks and Uncertainties

               The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

               The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company common stock, which is invested in the security of a single issuer.

        (f)    Adoption of New Accounting Pronouncement

               Effective July 1, 2003, the Plan adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging" (SFAS No. 149), which clarifies financial accounting and reporting for derivative instruments including derivative instruments embedded in other contracts. The adoption of SFAS No. 149 did not have any impact on the Plan's financial statements.

(3)  Investments

     The following presents investments that represent 5% or more of the Plan's net assets at the end of year:

                                                                               2003                   2002
                                                                        -------------------    -------------------

Citizens Communications Company common stock:
    Participant Directed, 3,536,840 and 4,099,978 shares,
      respectively                                                      $     43,927,554       $     43,254,776
    Nonparticipant Directed, 1,411,116 and 1,598,578 shares,
      respectively                                                            17,526,061             16,864,993
Putnam International Equity Fund                                              17,802,167             12,283,627
Putnam Stable Value Fund                                                      57,146,006             41,598,318
Putnam Voyager Fund                                                           19,702,898              8,711,563
Putnam S&P 500 Index Fund                                                     57,035,707             44,441,510
PIMCO Total Return Fund, Admin. Shares                                        24,856,532             22,227,452


     During 2003, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $38,322,086 as follows:

        Common stocks                      $      14,632,594
        Mutual funds                              10,374,248
        Collective trusts                         13,309,186
        Brokerage accounts                             6,058
                                           --------------------
                                           $      38,322,086
                                           ====================

(4)  Nonparticipant-Directed Investments

     Information about the net assets available for benefits and significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follows:

                                                                    2003                   2002
                                                             -------------------    -------------------

Net assets:
    Common Stock of the Company                           $        17,526,061    $        16,864,993
                                                             ===================    ===================

Changes in net assets:
    Net change in fair value of investments                         2,996,731             (1,760,283)
    Employer contributions                                            407,302              2,859,213
    Benefits paid to participants                                  (3,718,075)            (2,534,729)
    Transfers out                                                  (3,950,238)           (14,030,556)
    Other                                                           4,925,348             (7,570,798)
                                                             -------------------    -------------------

              Change in net assets                        $           661,068    $       (23,037,153)
                                                             ===================    ===================

(5)  Investment Contracts with Insurance Company

     The Plan entered into two investment contracts with Principal Mutual Life Insurance Company (Principal Mutual) and two investment contracts with Travelers Life and Annuity Company (Travelers). Principal Mutual and
     Travelers maintain the contributions in guaranteed investment contracts. These contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are included in the financial statements at contract value as reported to the Plan by Principal Mutual and Travelers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investments at contract value.

     During 2003, the Travelers investment contracts matured and were not redeemed. During 2002, the Principal Mutual investment contracts matured and were not redeemed.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The yield and crediting interest rates for Travelers Guaranteed Investment Contracts were 6.12% for 2002. The crediting interest rates are based on a formula agreed upon with the issuers. Such interest rates are fixed based on the contracts.

(6)  Related Party Transactions

     Certain Plan assets are invested in shares of mutual funds that are managed by Putnam. Putnam is the trustee as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company to Putnam amounted to $0 and $4,732 for the years ended December 31, 2003 and 2002, respectively.

(7)  Plan Termination

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Board. In the event of plan termination, participants will become 100% vested in their accounts.

 (8) Tax Status

     The Company received a favorable determination letter from the Internal Revenue Service (IRS) dated September 24, 2002 stating that the plan continues to qualify under Section 401(a) of the Code (IRC) and the related trusts to be tax exempt under Section 501(a) of the Code.

     The Company has identified certain unintentional errors in the operation of the Plan. The Company has completed evaluation of the previously identified unintentional errors in the operation of the Plan. The Plan has been amended and resubmitted to the IRS for a new determination letter and approval on June 18, 2004, through the IRS's Voluntary Compliance Program
     (VCP), of the proposed remedies for such errors.

     The Company fully expects the Plan to continue to qualify under Section 401(a) of the Code and the related trusts to be tax exempt under 501(a) of the Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the Code. The Company believes that the outcome of the VCP application will not have a material effect on the Plan's financial statements.

(9)  Subsequent Events

     The following are significant amendments to the Plan adopted subsequent to December 31, 2003:

     * On January 1, 2004, participant pre tax contribution limits were changed from 50% to 75%.

     *    Effective March 1, 2004, the Company match made previously in the form
          of  Company  stock  became   unrestricted  for  certain   collectively
          bargained union employees.

     * The Company's Board of Directors took action to name T. Rowe Price as the Trustee and Recordkeeper of the Plan effective August 4, 2004. The blackout period associated with this change, during which participants will be unable to make any changes to their accounts, will run from July 23, 2004 through August 3, 2004.

     On April 1, 2004, the Company completed the sale of its Vermont electric division. In conjunction with the sale, the balances of participant accounts of those employees in the amount of $1,629,039 were rolled over to buyer's retirement plan.



                          Citizens 401(k) Savings Plan

        Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

                                December 31, 2003


                  Identity of Issuer                                  Description of Investment               Current value
-----------------------------------------------------------------------------------------------------------------------------
  *Citizens Communications Company                  Common Stock; 4,947,956 shares; cost at $50,704,302        $  61,453,615
   Global Crossing Limited                          Common Stock; 2,702,247 shares                                    31,887
                                                                                                              ---------------
                                                    Total common stocks                                           61,485,502

   Harris Direct Brokerage Gateway                  Brokerage Accounts; 85,446 shares                                 85,446

   PIMCO Total Return Fund, Admin. Shares           Mutual Funds; 2,320,872 shares                                24,856,532
   Dreyfus New Leaders Fund A                       Mutual Funds; 30,971 shares                                    1,297,982
   JP Morgan Mid Cap Value Fund A                   Mutual Fund; 89,180 shares                                     1,660,523
  *Putnam International Equity Fund                 Mutual Fund; 861,673 shares                                   17,802,167
   MSIF Small Company Growth Fund                   Mutual Fund; 1,096,118 shares                                 11,443,469
  *Putnam Voyager Fund                              Mutual Funds; 1,243,085 shares                                19,702,898
  *Putnam Asset Allocation - Balanced Fund          Mutual Fund; 288,601 shares                                    2,848,488
  *Putnam Asset Allocation - Growth Fund            Mutual Fund; 49,414 shares                                       496,616
  *Putnam Asset Allocation - Conservative Fund      Mutual Fund; 39,042 shares                                       345,136
   PIMCO Long Term U.S. Government Fund, Admin.     Mutual Fund; 62,643 shares                                       677,800
   MSIF U.S. Real Estate Fund                       Mutual Fund; 110,134 shares                                    1,960,403
   One Group Mid Cap Growth Fund                    Mutual Fund; 231,746 shares                                    4,797,150
   Van Kampen Growth and Income Fund                Mutual Fund; 548,245 shares                                    9,890,338
                                                                                                              ---------------
                                                    Total mutual funds                                            97,779,502

  *Putnam S&P 500 Index Fund - Collective Trust     Collective Trust; 2,053,121 shares                            57,035,707
  *Putnam Stable Value Fund - Collective Trust      Collective Trust; 57,146,006 shares                           57,146,006
                                                                                                              ---------------
                                                    Total collective trust                                       114,181,713

  *Putnam Money Market Fund (part of Harris Direct  Money Market Fund; 8,836 shares                                    8,836
   Brokerage Gateway)

  *Participant loans                                2,364 loans, maturing in 1 to 22 years, with
                                                    interest rates ranging from 4.0% to 10.0%                     12,705,062
                                                                                                              ---------------

                                                                                                               $ 286,246,061
                                                                                                              ===============
   * Party-in-interest as defined by ERISA



                 See accompanying independent auditors' report.

                          Citizens 401(k) Savings Plan



                                    Signature
                                    ---------




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                          Citizens 401(k) Savings Plan





                                          By  /s/ Robert J. Larson
                                            --------------------------------
                                                  Robert J. Larson
                                             Senior Vice President and
                                             Chief Accounting Officer



June 28, 2004

            Consent of Independent Registered Public Accounting Firm



The Board of Directors
Citizens Communications Company:


We hereby consent to the incorporation by reference in Registration Statement (No. 33-48683) on Form S-8, Registration Statement (No. 333-91054) on Form S-8 and in Registration Statement (No. 333-61432) on Form S-8 of Citizens
Communications Company of our report dated June 28, 2004, relating to the statements of net assets available for benefits of the Citizens 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003, and supplemental Schedule H as of and for the year ended December 31, 2003, which report appears in the annual report on Form 11-K of the Citizens 401(k) Savings Plan for the fiscal year ended December 31, 2003.



                                                        /s/ KPMG LLP

New York, New York
June 28, 2004